Mail Stop 6010

April 20, 2007

Mr. Lawrence C. Best
Chief Financial Officer and Executive Vice-President –
Finance and Administration
Boston Scientific Corporation
One Boston Scientific Place
Natick, Massachusetts 01760-1537

      Re: Boston Scientific Corporation
               Form 10-K for the Year Ended December 31, 2006
               File No. 001-11083

Dear Mr. Best:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Martin F. James
               Senior Assistant Chief Accountant